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S   18000967   IMISSION

SEC MAIL PROCES Received FEB 27 2018 WASH

SEC FILE NUMBER
8-69070

RMS

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **1/01/2017**   AND ENDING   **12/31/17**
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palm Beach Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

11770 US Highway 1, Suite 600
                                        (No. and Street)

North Palm Beach	Florida	33408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
                        (Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒   Certified Public Accountant

    ☐   Public Accountant

    ☐   Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number**

OATH OR AFFIRMATION

I, _____Thomas E. Hamilton_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Palm Beach Securities, LLC_____, as of _____December 31, 2017_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

_____

_____

_____

EVELYN GOSHORN
Notary Public - State of Florida
My Comm. Expires Jan 6, 2019
Commission # FF 159241
Bonded through National Notary Assn.

_____
(Signature)

_____
CFO
(Title)

_____
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Palm Beach Securities, LLC

Statement of Financial Condition
December 31, 2017

C O N T E N T S



cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Palm Beach Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Palm Beach Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Palm Beach Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Palm Beach Securities, LLC's management. Our responsibility is to express an opinion on Palm Beach Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palm Beach Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co., P.A.

We have served as Palm Beach Securities, LLC's auditor since 2013.

Miami, Florida
February 22, 2018



PALM BEACH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CASH	$ 25,887
PREPAID EXPENSES AND OTHER ASSETS	8,230
	$ 34,117

MEMBERS' EQUITY

MEMBERS' EQUITY	34,117
	$ 34,117

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Palm Beach Securities, LLC (the "Company") a Delaware corporation, is an 89% owned subsidiary of Jacobs Investments, Inc. (the "Parent Company"). The Company was incorporated on February 21, 2012, and was approved as a broker-dealer by the Financial Industry Regulatory Authority, Inc. (FINRA) on April 24, 2013. The Company is registered under the Securities Exchange Act of 1934, and is a member of FINRA.

The Company is approved to conduct the following business activities: broker or dealer selling tax shelters or limited partnerships in primary distributions; private placements of securities; real estate syndicator; and, certain investment banking advisory services, including: merger and acquisition advisory services, capital structure (strategic) advisory services, and deal valuation.

The Company's business continues to be in the development stage and is focused on the generation of revenue sources in its approved activities discussed above. In the near term, the Company will continue efforts to secure clients seeking private placements of securities and investment banking advisory services.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability corporation. Instead of paying corporate income taxes, the members are taxed individually on the Company's taxable income. Therefore, no liability for federal or state income taxes has been recognized in the accompanying financial statements.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

NOTE 2. GOING CONCERN

In connection with the Company's assessment of going concern considerations, the Parent Company has stated that it intends to continue to make capital contributions to the Company so that it continues to maintain adequate net capital levels and working capital through March 2019. The Company believes that such funds will be sufficient to meet the Company's cash flow requirements.

NOTE 3. RELATED PARTY TRANSACTIONS

Certain managing members of the Company are also officers of the Parent Company. The individual entities share common office facilities and personnel. Various expenses have been allocated between the companies based upon services rendered by common personnel and usage of common office facilities. The Company has an expense sharing agreement for services with the Parent Company on an annual basis. The balance due to the affiliate at December 31, 2017, is $0.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2017, the Company's "Net Capital" was $25,887 which exceeded the requirements by $20,887 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.00 to 1.